Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-155535

March 13, 2009

                                                 The JPMorgan Alerian MLP Index
                                                          Exchange Traded Notes

                                                Providing access to energy MLPs

 IMPORTANT INFORMATION

JPMorgan Chase & Co. ("JPMorgan") has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any
offerings to which these materials relate. Before you invest in any offering of securities by JPMorgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, terms supplement and any other documents that JPMorgan will file with the SEC relating to such offering for more complete information about
JPMorgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.
Alternatively, JPMorgan, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and terms supplement, if you so request by calling toll-free 866-535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

ETNs are our senior unsecured obligations and are not secured debt. ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment and potential illiquidity. Investing in ETNs is not equivalent to direct investment in an index or index components. The Accrued Tracking Fees will reduce the amount of your return at maturity or upon early repurchase, and as a result you may receive less than the principal amount of your investment at maturity or upon early repurchase of your ETNs even if the value of the Alerian MLP Index has increased. An investment in ETNs may not be suitable for all investors.

ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may require us to repurchase directly as specified in the relevant pricing supplement and product supplement. Commissions may apply and there are tax consequences in the event of sale, early repurchase or maturity of ETNs. Sales in the secondary market may result in significant losses.

Buying and selling ETNs may result in brokerage commissions.

Investments in financial instruments such as ETNs require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and accordingly we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We and/or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures, or other derivatives based thereon.

Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns - Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the ETNs use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. JPMorgan provides no assurance or guarantee that the ETNs will operate or would have operated in the past in a manner consistent with these materials. As such, any historical returns projected, or any hypothetical simulations based on the analysis provided in relation to the product, may not reflect the performance of, and is no guarantee of assurance in respect of the performance of, any investment in the ETNs. Alternative simulations, techniques modeling or assumptions might produce significantly different results and prove to be more appropriate.
Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

IRS Circular 230 Disclosure: We and our affiliates do not provide tax advice.
Accordingly, any discussion of U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with the Issuer of any of the matters address herein or for the purpose of avoiding U.S. tax-
related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of JPMorgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. JPMorgan and its affiliates may have positions
(long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. JPMorgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMSI is a member of
FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a JPMorgan entity qualified in their home jurisdiction unless governing law permits otherwise.

                                                                 What are MLPs?

What are MLPs?

               Master Limited Partnerships ("MLPs") are limited
               partnerships that are publicly traded on a U.S. securities exchange. The limited partnership structure may result in
               tax-efficient treatment, depending on the individual
               circumstances. MLPs as an asset class originated in the 1980s as a result of laws passed by Congress intended to encourage
               investment in energy and natural resources. Congress
               subsequently strengthened regulations to ensure that an MLP must generate at least 90% of its income from qualified sources, most of which pertain to natural resources. As a result, the majority of MLPs in existence today operate in the energy infrastructure industry and engage in the transportation and storage of natural resources such as refined petroleum products and natural gas.
               This asset class has grown rapidly in recent years, with the number of listed energy MLPs roughly tripling since 2000.(1)

The Alerian MLP Index(2)

     Overview

     The Alerian MLP Index ("Index") was created to provide a comprehensive benchmark for investors to track the performance of the energy master limited partnership sector. The Index components are selected by GKD Index
     Partners, LLC, an affiliate of Alerian Capital Management, LLC
     ("Alerian"). The Index is calculated and maintained by Standard & Poor's based on Standard & Poor's standardized proprietary methodology in consultation with Alerian Capital Management, LLC for application to the
     Master Limited Partnership asset class.

     Alerian is a registered investment advisor that manages portfolios focused on midstream energy MLPs. The company focuses on fundamental analysis in this emerging asset class, combining its bottoms-up private equity philosophy with risk management programs designed to preserve capital and mitigate portfolio volatility. Investing in both the private and public equity markets, the company concentrates on maximizing absolute total returns on a risk-adjusted basis.

Source: Alerian Capital Management, LLC

1. Standard & Poor's, Master Limited Partnerships - A Primer: A Short Guide to
Master Limited Partnerships and the S&P MLP Index, November 24, 2008.

2. We have derived all information contained in this free writing prospectus regarding GKD Index Partners, LLC, Alerian Capital Management, LLC and the
Alerian MLP Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. Such information regarding GKD Index Partners, LLC, Alerian Capital
Management, LLC and the Alerian MLP Index reflects the policies of and is subject to change by GKD Index Partners, LLC, Alerian Capital Management, LLC
and Standard and Poor's. We make no representation or warranty as to the accuracy or completeness of such information.

                                                                              1

The Alerian MLP Index

Index Rebalancing and Components

The Index is rebalanced quarterly in March, June, September, and December each year. Changes are made on the third Friday of those months, and become effective at the opening on the next trading day. Changes will be announced on Alerian's publicly available website at www.alerian.com. The address of the website for Alerian is provided for convenience only. The information on the website is not incorporated by reference into this free writing prospectus and should not be considered part of this free writing prospectus. We make no representation as to the accuracy or completeness of information contained on the website of Alerian. The top ten Index components are displayed in Table 1.

Table 1: Top Ten Index Components

Name	Ticker	Weight
Kinder Morgan Energy Partners LP	KMP	14.13%
Enterprise Products Partners LP	EPD	11.14%
Plains All American Pipeline LP	PAA	6.63%
Energy Transfer Partners LP	ETP	5.65%
Kinder Morgan Management LLC	KMR	5.31%
ONEOK Partners LP	OKS	3.77%
Magellan Midstream Partners LP	MMP	3.76%
NuStar Energy LP	NS	3.52%
Energy Transfer Equity LP	ETE	3.40%
Buckeye Partners LP	BPL	3.18%

Source: Alerian Capital Management, LLC. As of February 20, 2009.

Table 2: Index Total Return Performance and Standard Deviations

	3 Month Return %	1 Year Return %	3 Year Return % Annualized	5 Year Return % Annualized	Standard Deviation % Annualized
Alerian MLP Index	10.10%	-29.37%	-2.09%	4.25%	20.21%
S&P 500® Index	-16.51%	-45.34%	-15.40%	-6.63%	16.43%
S&P 500® Utilities Index	-13.19%	-32.78%	-5.09%	4.48%	16.18%
Barcap US Aggregate Bond Index[SM]	2.46%	3.27%	5.02%	4.00%	4.07%
Dow Jones AIG Commodity Index[SM]	-14.54%	-49.61%	-9.94%	-3.35%	21.00%

Sources: Bloomberg, JPMorgan. Calculated as of February 27, 2009. The returns and standard deviation shown above are for informational purposes only. Historical performance of the Index is not indicative of future performance of the Index or the ETN. Fluctuations in the Index may be more or less than that for the ETN. There is no guarantee that the Index or the ETN will outperform any alternative investment strategy. The standard deviation is based on monthly returns over past 5 years. **Your payment at maturity or upon early repurchase of the ETN as more fully described in the relevant pricing supplement is based on the VWAP Level of the Alerian MLP Index and not on its closing level.**

2

                                                          The Alerian MLP Index

Hypothetical, Historical Index Performance

The chart below shows the hypothetical, historical total return performance of the Index, together with the total return performance of other selected benchmarks. Please see the "Hypothetical, Historical VWAP Information" section of this free writing prospectus for information on the performance of the VWAP
Level of the Index which is calculated based on the volume-weighted average price of the Index components.

 Chart 1: Hypothetical, Historical Total Return Performance Comparison

                                                   [GRAPHIC]

Sources: Bloomberg, JPMorgan. As of February 27, 2009. The hypothetical, historical levels of the Index and other indices are presented for informational purposes only. Historical performance of the Index is not indicative of future performance of the Index or the ETN. Fluctuations in the
Index may be more or less than that for the ETN. Each of these indices was calculated based on a level for such index set equal to 100% on December 29,
1995. All returns displayed above are calculated without deducting fees. There is no guarantee that the Index or the ETN will outperform any alternative investment strategy. Your payment at maturity or upon early repurchase of the
ETN, as more fully described in the relevant pricing supplement, is based on the VWAP Level of the Alerian MLP Index and not on its closing level. The VWAP
Level of the Index is calculated using the volume-weighted average price of the
Index components. Please see the relevant pricing supplement and product supplement for more details.

                                                                              3

Why Invest in MLPs?

Why Invest in MLPs?

- **Relatively low correlation to other asset classes**: MLPs exhibit relatively low correlation to a wide range of asset classes including equities and commodities (see Table 3).

- **Potential for attractive yields**: The historical yields on MLPs have been attractive compared to other income-oriented investments (see Chart 2).

Table 3: Hypothetical, Historical Index Correlations

	Alerian MLP Index	S&P 500® Index	S&P 500® Utilities Index	Barcap US Aggregate Bond Index[SM]	Dow Jones AIG Commodity Index[SM]
Alerian MLP Index	100.00%	**54.96%**	**58.00%**	**15.02%**	**36.74%**
S&P 500® Index		100.00%	68.35%	20.21%	35.93%
S&P 500® Utilities Index			100.00%	37.03%	44.19%
Barcap US Aggregate Bond Index[SM]				100.00%	1.80%
Dow Jones AIG Commodity Index[SM]					100.00%

Sources: Bloomberg, JPMorgan. Calculated as of February 27, 2009. Based on monthly returns over past 5 years. The correlations shown above are for informational purposes only. Historical performance of the Index is not indicative of future performance of the Index or the ETN. Fluctuations in the Index may be more or less than the fluctuations in the value of the ETN.

Chart 2: Current Yield


15%
10%
5%
0%
10.64%
5.38%
3.04%
Alerian MLP Index
S&P 500 Utilities Index
10 Year US Treasury Bond

Sources: Bloomberg, JPMorgan. Calculated as of February 27, 2009. For the equity indices, current yield equals the sum of dividends paid over the past 12 months paid on the index components divided by the current index level. The yields shown above are for informational purposes only and are not indicative of the coupon payments, if any, on the ETNs.

4

                                                       Gaining exposure to MLPs

Gaining exposure to MLPs

Some of the options available to an investor looking to gain exposure to MLPs include:

     o    Direct investment in a portfolio of MLPs: By investing directly in
          MLPs the investor may enjoy any and all benefits of the MLP structure. However, tax information for investors in MLPs is communicated to investors via K-1 forms which may create an administrative burden for some investors looking to build an MLP portfolio. In addition, the investor may be required to file taxes in multiple states.

     o    Investing through closed-end funds: There are several closed-end mutual funds that provide exposure to MLPs. However, as with many closed-end funds, the fund's trading price can sometimes deviate significantly from the fund's net asset value.

     o    The JPMorgan Alerian MLP Index ETNs: The JPMorgan Alerian ETN is an
          exchange traded product which provides access to the energy MLP sector.

                                                                              5

                                            The JPMorgan Alerian MLP Index ETNs

The JPMorgan Alerian MLP Index ETNs

The JPMorgan Alerian MLP Index Exchange Traded Notes ("ETNs") are senior, unsecured obligations of JPMorgan Chase & Co. (the "Issuer") that deliver exposure to the portfolio of midstream energy

-----------------------------------------------------------
Ticker                                                 AMJ
Intraday Indicative Value of ETNs
Ticker                                           AMJ.IV(5)
Index                                    Alerian MLP Index
Index Ticker                                           AMZ
Tracking Fee                               0.85% per annum
Repurchase Fee                                      0.125%
Issuer                                JPMorgan Chase & Co.
Inception Date                               April 1, 2009
Maturity Date                                 May 24, 2024
Coupons                             Quarterly, Variable(6)
Primary Exchange                                NYSE, Arca
-----------------------------------------------------------

MLPs underlying the Alerian MLP Index. The ETNs pay a variable quarterly coupon whose value is linked to the cash distributions, if any, paid on the underlying
MLPs, less the Accrued Tracking Fee(3). On a weekly basis, investors may request that the Issuer repurchase(4) the ETNs before the maturity date. An investment in the ETNs may result in a loss, and the quarterly coupons on the
ETNs are variable and may be zero.

Benefits of Investing in the ETNs

     o    Exposure to MLPs: The ETNs, through a single investment, provide exposure to the energy-oriented MLPs underlying the Alerian MLP
          Index.

     o    Quarterly coupons: The ETNs pay quarterly, variable coupons(6) which are based on the cash distributions, if any, paid out on the MLPs underlying the Index, less the Accrued Tracking Fee.

     o    No K-1 forms: Investors in the ETNs will not receive K-1 forms as a result of their investment in the ETNs.

     o    No need for multiple state tax filings: Investors in the ETNs will not be required to file taxes in multiple states as a result of their investment in the ETNs.

     o    Exchange traded: We intend to list the ETNs on the NYSE Arca, Inc.

     o    Weekly early repurchase: On a weekly basis, investors may request that the Issuer repurchase the ETNs.

3. The "Accrued Tracking Fee" for a given coupon pe riod, as more fully described in the relevant pricing supplement, represents an amount equal to the
Tracking Fee of 0.85% per annum accrued for that coupon period multiplied by the Current Indicative Value on the Index Business Day prior to the date of determination, plus the aggregate amounts, if any, by which the previous
Accrued Tracking Fees have exceeded the cash distributions made by the underlying MLPs. The Current Indicative Value, as more fully described in the relevant pricing supplement, equals the principal amount of the ETNs multiplied by a fraction the numerator of which is the VWAP Level of the Index as of the date of determination and the denominator of which is the Initial Index VWAP
Level.

4. Investors may request on a weekly basis that the Issuer repurchase a minimum of 50,000 notes, prior to the maturity date subject to the procedures described in the relevant pricing supplement. Early repurchases will be subject to a
Repurchase Fee of 0.125%.

5. The intraday indicative value of an ETN (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, repurchase or termination of your ETNs, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spread. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment upon maturity or the payment upon early repurchase.

6. The quarterly coupon is calculated based on the accrued applicable cash distributions, if any, paid on the underlying MLPs, less the Accrued Tracking
Fee. The quarterly coupons are variable and may be zero. Please see the relevant pricing supplement and product supplement for 6 details.

                                                                              6

                                            The JPMorgan Alerian MLP Index ETNs

Hypothetical, Historical VWAP Information

Your payment at maturity or upon early repurchase of the ETN is based on the
VWAP Level of the Alerian MLP Index and not on its closing level. The VWAP
Level of the Index is calculated using the volume-weighted average price of the
Index components. Please see the relevant pricing supplement for more details.
The hypothetical, historical price-return performance of the Index based on the volume-weighted average price of the Index components (the "Alerian MLP Index
VWAP") is shown below from January 2, 2004 until March 12, 2009.

Chart 3. Hypothetical, Historical Performance of the VWAP Levels of the Alerian
MLP Index

                                   [GRAPHIC]

Sources: JPMorgan, Alerian Capital Management, LLC. As of February 27, 2009.
Historical performance of the VWAP Level of the Index is not indicative of future performance of the closing level of the Index, the VWAP Level of the
Index or the ETNs. Please see "Important Information" at the front of this publication for a discussion of certain limitations relating to historical backtesting and simulated returns. No representation is made that any investment in the ETNs will or is likely to achieve returns similar to those shown above.

                                                                              7

Index Components

Index Components

Company Name	Ticker	Price	Market Cap	Float Adjust	Weight
Kinder Morgan Energy Partners LP	KMP	$47.00	$8,849,292,869	$7,654,144,724	14.13%
Enterprise Products Partners LP	EPD	$21.43	$9,383,131,693	$6,032,944,826	11.14%
Plains All American Pipeline LP	PAA	$37.23	$4,581,733,963	$3,591,266,204	6.63%
Energy Transfer Partners LP	ETP	$35.08	$5,332,936,847	$3,061,180,142	5.65%
Kinder Morgan Management LLC	KMR	$42.40	$3,388,399,943	$2,875,542,195	5.31%
ONEOK Partners LP	OKS	$43.00	$3,909,569,159	$2,042,775,142	3.77%
Magellan Midstream Partners LP	MMP	$31.26	$2,086,409,000	$2,037,833,535	3.76%
NuStar Energy LP	NS	$44.52	$2,424,583,641	$1,908,015,208	3.52%
Energy Transfer Equity LP	ETE	$18.54	$4,131,267,384	$1,841,824,555	3.40%
Buckeye Partners LP	BPL	$37.54	$1,815,897,869	$1,720,180,648	3.18%
TEPPCO Partners LP	TPP	$21.18	$2,213,828,931	$1,717,315,459	3.17%
Enbridge Energy Partners LP	EEP	$27.50	$2,741,490,208	$1,611,844,923	2.98%
Linn Energy LLC	LINE	$14.09	$1,622,755,980	$1,549,099,012	2.86%
Suburban Propane Partners LP	SPH	$33.51	$1,096,627,584	$1,035,532,554	1.91%
Inergy LP	NRGY	$22.12	$1,129,231,928	$986,100,793	1.82%
Boardwalk Pipeline Partners LP	BWP	$20.26	$3,602,253,852	$939,327,947	1.73%
AmeriGas Partners LP	APU	$29.09	$1,658,535,835	$927,874,776	1.71%
Magellan Midstream Holdings LP	MGG	$15.28	$957,239,299	$821,956,704	1.52%
Sunoco Logistics Partners LP	SXL	$49.96	$1,431,727,951	$802,640,637	1.48%
Natural Resource Partners LP	NRP	$20.46	$1,327,672,643	$697,210,227	1.29%
Copano Energy LLC	CPNO	$13.58	$781,495,036	$671,394,005	1.24%
NuStar GP Holdings LLC	NSH	$18.18	$772,800,221	$659,509,224	1.22%
Enterprise GP Holdings LP	EPE	$20.06	$2,792,184,298	$634,193,674	1.17%
TC Pipelines LP	TCLP	$24.59	$856,936,874	$581,682,976	1.07%
Alliance Resource Partners LP	ARLP	$26.09	$955,245,119	$529,653,953	0.98%
Ferrellgas Partners LP	FGP	$11.63	$787,263,810	$489,832,820	0.90%
MarkWest Energy Partners LP	MWE	$10.06	$569,797,917	$485,819,321	0.90%
El Paso Pipeline Partners LP	EPB	$16.81	$1,894,238,767	$469,948,386	0.87%
Atlas Energy Resources LLC	ATN	$14.15	$896,837,598	$441,666,465	0.82%
Regency Energy Partners LP	RGNC	$9.10	$738,886,812	$440,359,933	0.81%
Williams Pipeline Partners LP	WPZ	$10.75	$567,357,609	$432,707,742	0.80%
Penn Virginia Resource Partners LP	PVR	$11.81	$611,744,950	$360,699,537	0.67%
Dorchester Minerals LP	DMLP	$15.01	$423,888,869	$356,896,151	0.66%
Enbridge Energy Management LLC	EEQ	$26.40	$402,535,294	$332,897,468	0.61%
Western Gas Partners LP	WES	$14.29	$758,407,625	$291,439,653	0.54%
Teekay LNG Partners LP	TGP	$15.76	$693,664,564	$287,040,141	0.53%
BreitBurn Energy Partners LP	BBEP	$6.53	$343,710,690	$269,404,599	0.50%
Targa Resources Partners LP	NGLS	$7.97	$368,056,441	$269,901,899	0.50%
Williams Partners LP	WMZ	$15.10	$506,836,483	$264,117,889	0.49%
Genesis Energy LP	GEL	$9.50	$374,796,898	$258,753,450	0.48%
Spectra Energy Partners LP	SEP	$20.18	$1,422,506,463	$226,514,250	0.42%
Duncan Energy Partners LP	DEP	$15.32	$883,611,441	$221,922,447	0.41%
Atlas Pipeline Partners LP	APL	$5.72	$262,792,862	$218,495,054	0.40%
DCP Midstream Partners LP	DPM	$9.94	$280,637,839	$195,222,890	0.36%
Eagle Rock Energy Partners LP	EROC	$4.96	$379,269,832	$191,995,743	0.35%
Legacy Reserves LP	LGCY	$9.68	$300,799,602	$185,187,972	0.34%
Alliance Holdings GP LP	AHGP	$14.79	$885,373,770	$178,122,640	0.33%
Buckeye GP Holdings LP	BGH	$14.50	$410,350,000	$159,074,370	0.29%
Encore Energy Partners LP	ENP	$12.58	$405,271,367	$127,197,483	0.23%
Crosstex Energy LP	XTEX	$3.36	$163,852,739	$92,120,641	0.17%

Source: Alerian Capital Management, LLC as of 2/20/2009

8

Risks Related to the ETNs, MLPs and the Index

What are the main risks associated with the ETNs?

The ETNs are not prinicpal protected and may result in a loss.

The ETNs are exposed to the credit risk of JPMorgan Chase & Co.

The ETNs may not have an active trading market and may not continue to be listed on an exchange over their term.

The payment at maturity or upon early repurchase of the ETNs will be based on the VWAP Level of the Alerian MLP Index and not on the closing level of the
Index. The VWAP Level of the Index is calculated using the volume-weighted average price of the Index components and will most likely be different than the closing level of the Index or the published IIV.

The Accrued Tracking Fee reduces the potential coupons on the ETNs and/or the payment at maturity or upon early repurchase.

The coupon payments on the ETNs will be variable and may be zero.

The Alerian MLP Index began publishing on June 1, 2006 and, therefore, has a limited history.

The Issuer's obligation to repurchase the ETN is subject to substantial minimum size restrictions.

The tax consequences of the ETNs are uncertain.

You will not know how much you will receive upon early repurchase at the time that you elect that we repurchase your ETNs.

 What are the main risks associated with MLPs and the Index?

ENERGY MLP MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE ETNs AND THE AMOUNT
YOU WILL RECEIVE AT MATURITY -- We expect that the Index and the volume-weighted a verage price of the Index Components will fluctuate in accordance with changes in the financial condition of the Index Components and certain other factors. Securities are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Components change. Investor perceptions of the Index Components are based on various and unpredictable factors, including expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic, and banking crises.

THE INDEX HAS A LIMITED HISTORY AND MAY PERFORM IN UNEXPECTED WAYS -- The Index
began publishing on June 1, 2006 and, therefore, has a limited history. In addition, the volume weighted average price of the Index Components is different from the official hypothetical or historical index closing levels published by S&P. Regardless of the hypothetical and historical performance of the Index, the final volume weighted average price of the Index Components could decline below the initial volume weighted average price of the Index
Components and you could lose some or all of your principal.

THE INDEX COMPONENTS ARE CONCENTRATED IN THE ENERGY INDUSTRY --As of the date of this free writing prospectus, mo st of the Index Components represent MLPs that have been issued by companies whose primary lines of business are directly associated with the energy industry, including the oil and gas sector. In addition, many of the master limited partnerships included in the Index are smaller, non-diversified businesses that are exposed to the risks associated with such businesses, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The MLPs in the energy industry are significantly affected by a number of factors including:

     o    worldwide and domestic demand for crude oil, natural gas, natural gas liquids, hydrocarbon products and refined products; 3 changes in tax or other laws affecting master limited partnerships generally;

     o    regulatory changes affecting pipeline fees and other regulatory fees in the energy sector; 3 changes in interest rates;

     o    changes in the relative prices of competing energy products;

     o    the impact of environmental laws and regulations and technological changes affecting the cost of producing and processing, and the demand for, energy products;

     o    decreased supply of hydrocarbon products available to be processed due to fewer discoveries of new hydrocarbon reserves, short- or long-term supply disruptions or otherwise;

     o    risks of regulatory actions and/or litigation, including as a result of leaks, explosions or other accidents relating to energy products, especially hydrocarbons, that could result in loss of life, significant property damage and environmental pollution;

     o    natural disasters;

     o    the worldwide military and political environment, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or further acts of terrorism in the United States, or elsewhere; and

     o    general economic and geopolitical conditions in the United States and worldwide.

These or other factors or the absence of such factors could cause a downturn in the energy industry generally or regionally and could cause the value of some or all of the Index Components to decline during the time period that you hold the ETNs.

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the
"Selected Risk Considerations" in the relevant pricing supplement.
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